IBN FINANCIAL SERVICES, INC.

LIVERPOOL, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

PUBLIC DOCUMENT

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49815

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IBN FINANCIAL SERVICES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 OLD LIVERPOOL ROAD
(No. and Street)

LIVERPOOL	NEW YORK	13088
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

RICHARD J. CARLESCO, JR.	(315) 652-4426	rcarlesco@ibrokernet.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, and middle name)

2112 ERIE BLVD. E. STE 100	SYRACUSE	NEW YORK	13224
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **RICHARD J. CARLESCO, JR.**, swear (or affirm) that to the best of my knowledge and belief, the financial report pertaining to the firm of **IBN FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

Title:

C. E. O.

AMANDA JOHNSTON
NOTARY PUBLIC STATE OF NEW YORK
ONONDAGA
LIC. #01JO6385745
COMM. EXP. JANUARY 14, 2023

Notary Public

~~This filing~~** ~~contains (check all~~ applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
IBN Financial Services, Inc.
Liverpool, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IBN Financial Services, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of IBN Financial Services, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IBN Financial Services, Inc.'s management. Our responsibility is to express an opinion on IBN Financial Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IBN Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP
_____
Certified Public Accountants
We have served as IBN Financial Services, Inc.'s auditor since 2002.
Syracuse, New York
March 28, 2022

IBN FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 319,997
Receivable from clearing organization and funds	712,897
Prepaid expenses	69,656
Right of Use Asset	455,493
Investment securities - at fair value	33,455
Total assets	$1,591,498

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 739,788
Payroll Protection Program Liability-debt	-
Lease Liability	466,968
Total liabilities	1,206,756
Stockholders' equity:	
Common stock - no par - 200 shares authorized,	
100 shares issued and outstanding	30,000
Additional paid-in capital	353,036
Retained earnings	1,706
Total Stockholders' equity	384,742
Total liabilities and stockholders' equity	$1,591,498

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Nature of Business

IBN Financial Services, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

Note 2. Summary of Significant Accounting Policies

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash - Concentration of Credit Risk</u>

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

<u>Cash and Cash Equivalents</u>

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

<u>Investments</u>

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Note 2. Summary of Significant Accounting Policies (continued)

<u>Investments</u> (continued)

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

<u>Property, Equipment and Depreciation</u>

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

<u>Securities Transactions</u>

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

<u>Commission Income</u>

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

<u>Income Taxes</u>

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholders. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,000 and is reflected in these financial statements.

Events Occurring After Reporting Date

Management has evaluated subsequent events through the date which the financial statements were issued.

Recent Accounting Pronouncements

In February 2016 FASB issued Accounting Standards Update 2016-02, Leases (Topic 842). The new standard sets forth a change in accounting to bring operating leases onto the balance sheet by way of a Right of Use Asset and a Lease Liability. The Right of Use Asset will be amortized straight line over the life of the lease, while the lease liability will follow NPV amortization as a loan would. The update was effective January 1, 2019, and was implemented by the Company as of that date.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows. This ASU was effective as of January 1, 2018 and was implemented by the Company as of that date.

Brokerage and direct business commissions. IBN Financial buys and sells securities and variable products on behalf of its customers. Each time a customer enters into a buy or sell transaction, IBN Financial or the underlying variable offering (Annuity, Mutual Fund, REIT, Reg D, etc.) charges a commission. Commissions and related clearing expenses for securities trades are recorded on the trade date (the date that the clearing firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Commissions for direct business are recorded on the trade date (the date the counter firm receives fully signed purchase instructions and funding is received). IBN Financial believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment advisory fees. IBN Financial provides investment advisory services on a daily basis. IBN believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by IBN and/or the third-party advisory service. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Practical expedients. As part of the adoption of the ASU, the Company elected to use the following practical expedients. The Company states its accounts receivable at their transaction price and does not adjust for financing components. Costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year.

IBN FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 2. Summary of Significant Accounting Policies (continued)

Forgivable Loan Received Under the Small Business Administration Payroll Protection

In response to the coronavirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act that, among other economic stimulus measures, established the Paycheck Protection Program (PPP) to provide small business loans. In June 2021, the Company obtained forgiveness for a PPP loan for $109,500 which is included in the Company's miscellaneous income at December 31, 2021.

Note 3. Receivables from Clearing Organization and Funds

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2021.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Investments - Available for Sale	Level 1 Inputs
Fair value of equity securities:	Fair Value
Equity securities	$ 33,455

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

Note 5. New Accounting Pronouncement

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requiring the immediate recognition of management's estimates of current expected credit losses. ASC 326 is effective for fiscal years beginning after December 15, 2019, and has been adopted by the Company for fiscal year ending December 31, 2021.

The Company currently has no assets on its balance sheet that require measurement of credit losses. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.

Note 6. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$ 39,079
Accumulated depreciation	(39,079)
Property and equipment - net	$ -

Depreciation expense was $ 0 for the year ended December 31, 2021.

Note 7. Commitments and Contingencies

The Company signed a ten year lease with two IBN stockholders for office space on July 1, 2020. The lease requires monthly payments of $4,000 from January through July and $4,120 August through December. Rent and Amortization of Right of Use Asset expenses were $3,392 and $53,067 respectively for the year ended December 31, 2021.

The minimum annual rental commitments over the next five years as as follows:

2022	50,058
2023	51,660
2024	53,107
2025	54,700
Thereafter	272,242
Total Payments	481,767
Less Discounted Amount	(14,799)
Actual Lease Liability	$ 466,968

The Company, in its ordinary course of business, has pending arbitration, in which, no ultimate outcome can be determined as of the date of the financial statement.

Note 8. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 9. Net Capital Requirements

As a registered broker-dealer, IBN Financial Services, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, IBN Financial Services, Inc.'s aggregate indebtedness and net capital were $751,263 and $298,398, respectively, a ratio of 2.52 to 1 and net capital exceeded the minimum capital requirement of $50,084 by $248,314.

Note 10. Employee Pension Plan

The Company adopted a SIMPLE IRA that is available to all eligible employees. The Company has elected to match contributions up to 3% for 2021 compensation for each participating employee. The Company obligation for contributions to the plan as of December 31, 2021 was $15,539, which consisted entirely of the Company's employer matching contribution.

Note 11. Related Party Transactions

As described in Note 8, the Company leases office space from two stockholders. Payments on the lease amounted to $48,600 for the year ended December 31, 2021.